Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

July 14, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER PRODUCES ANOTHER RECORD OF 436,072 Ag Eq Oz IN Q2

Great Panther Resources Limited (TSX: GPR; the “Company”) is pleased to announce another quarter of record production at its 100% owned Mexican mines, with several individual production records being broken.

Operational highlights include:

  Highest ever metal production of 436,072 silver equivalent ounces (Ag Eq Oz), including a record 275,515 Oz Ag Eq from Guanajuato.

  New records for total silver and gold production of 287,135 ounces and 1,666 ounces, respectively.

  Individual production records of 201,815 oz silver and 1,474 oz gold from Guanajuato.

  Record lead production of 225 tonnes from Topia.

(Silver equivalents for 2008 were established using prices of US$800/oz Au, US$16/oz Ag, US$1.15/lb Pb and US$1.00/lb Zn.)

The Guanajuato Mine produced a record 201,815 ounces of silver and 1,474 ounces of gold, from processing 38,951 tonnes of ore with average grades of 1.50g/t gold and 192g/t silver. The ore grades improved again by 3% over the record previous quarter and resulted in the new metal production records.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Silver and gold production increased by 53% and 63%, respectively, compared to the same period in 2007.

The metal output in terms of equivalent ounces of silver, at 275,515 Ag Eq Oz, the processing plant metal recoveries, at 78.3% for gold and 84.0% for silver, and the concentrate quality of 9.95 kg/t silver, were all the highest for any quarter to date. Plant performance continued to improve as a result of the change in the reagents coupled with finer mill feed. Further performance improvements are expected as cyclones are installed to replace the screw classifiers provide finer flotation feed.

Cut and fill mining of previously unexploited higher grade parts of the orebody is now established on 2 levels at the Guanajuatito North Zone and the 430 level of the Cata Clavo and production stoping of the upper levels of the Promontorio mine is underway. Development was advanced at a number of locations. Decline ramps are being deepened to provide access to the deeper extensions of the North Zone of Guanajuatito and the deep Cata Clavo and exploratory development at Promontorio is in progress. Two new 3.5 yd³ scooptrams will further enhance underground development and production performance during the second half of 2008.

Underground development is being supported by three small underground diamond drills. Deep exploration drilling in the Cata Clavo area has continued to extend mineralization to a depth of 600 metres, roughly 170 metres below current workings. Drill results announced in the second quarter were highlighted by an intersection of 15.94 metres grading 1,305g/t silver and 4.60g/t gold in the Veta Madre zone. Four of 23 samples within this interval assayed greater than 7,000g/t silver and 28g/t gold with the highest grade sample being 0.25 metres grading 11,815g/t silver and 46.20g/t gold. A second intersection in the same hole returned 254g/t silver and 0.72g/t gold over 5.20 metres, also in the Veta Madre.

Significantly, a new base metal rich zone was discovered by deep drilling at a vertical depth of 600 metres in the Cata Clavo area of the Guanajuato Mine. This new zone, in the footwall of the Veta Madre, returned 71g/t silver, 0.93% copper, 0.29% lead, and 0.35% zinc over 3.10 metres, including a higher grade portion assaying 162g/t silver, 2.07% copper, 0.42% lead, and 0.39% zinc over 0.44 metres. Further exploration of this and the area between it and the prolific Rayas Clavo will continue through 2008.

In the second quarter, the Topia operations produced 85,320 ounces of silver, 192 ounces of gold, 225 tonnes (496,125 lbs) of lead, and 218 tonnes (480,690 lbs) of zinc, or 160,557 Ag Eq Oz. Lead production set a new record; at 4% above the previous record set last quarter and 47% above the same quarter of a year ago. The Topia plant processed 8,649 tonnes of ore at grades of 360g/t Ag, 0.85g/t Au, 2.82% Pb and 2.93% Zn, with all grades being slightly higher than in the previous quarter. Overall recoveries were 85.3% for Ag, 81.6% for Au, 92.2% for Pb and 86.0% for Zn.

The Topia operations are continuing to demonstrate improvements as a direct result of the investment to rehabilitate the many small mines, to explore, with surface and underground diamond drilling, and to develop the veins for production mining. On the Argentina vein, the production sub-level above Level 2 has exposed excellent vein widths and ore grades, while the decline ramp is being deepened further to the 3rd and 4th levels. The Victoria adit level, a main adit which intersects many veins including the

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Argentina vein below the 6th level is being dewatered and rehabilitated to provide access to the lower levels of the Argentina vein.

Deep exploration drilling from surface has confirmed the extension of high grade silver, gold, lead and zinc mineralization to approximately 100 meters below existing workings along a 600 metre strike length of the Argentina vein and in parallel hanging-wall (HW) and foot-wall (FW) veins. The veins remain open at depth and to the east of this drilled area.

Surface drilling on this zone was highlighted by hole ST07-068, which intersected 2,550g/t silver, 0.789g/t gold, 4.06% lead, and 7.08% zinc over 0.62 metres; and hole ST07-066, which intersected 826g/t silver, 0.1g/t gold, 2.84% lead, and 8.24% zinc over 0.85 metres in the main Argentina Vein and 671g/t silver, 0.22g/t gold, 1.79% lead, and 6.16% zinc over 0.40 meters in a foot-wall zone.

The Don Benito vein is being developed for production at four locations and is expected to provide a source of higher grade ore, (refer to the plan and longitudinal entitled “Underground Exploration on the Don Benito Vein” on the Company website).

With the ongoing improvements in the mines and plants, management anticipates that quarterly production will continue to climb throughout the remainder of 2008 such that the Company is on target to meet or exceed the annual goal of 1.75 million Ag Eq Oz.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.